August 10, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Telzuit Medical Technologies, Inc.

Registration Statement on Form SB-2

Filed June 26, 2006

File No. 333-135287

Dear Ms. Gowetski:

On behalf of Telzuit Medical Technologies, Inc. (the “Company”), this letter responds to the comments you provided by letter dated July 25, 2006 regarding the Company’s Registration Statement on Form SB-2 filed on June 26, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

General

1.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

We respectfully submit that resales of the shares subject to the SB-2 Registration Statement are appropriately characterized as secondary sales under Rule 415(a)(1)(i) and are eligible to made on a shelf basis under Rule 415(a)(1)(i).

The resale registration statement relates to the following securities issued in connection with the Registrant’s private offering completed on May 26, 2006 (the “Debenture Private Placement”):

•	16,746,294 shares of Common Stock issuable upon conversion of the Registrant’s issued and outstanding 10% Senior Secured Convertible Debentures;

•	12,559,721 shares of Common Stock issuable upon exercise of the Registrant’s issued and outstanding Series C Common Stock Purchase Warrants;

•	4,186,574 shares of Common Stock issuable upon the exercise of Registrant’s issued and outstanding Series D Common Stock Purchase Warrants; and

United States Securities and Exchange Commission

August 10, 2006

•	1,505,640 shares of Common Stock issuable upon the exercise of common stock purchase warrants issued to broker-dealers as commissions paid in connection with private placement of the Company’s securities.

In addition, the resale registration statement relates to the following prospective issuances in connection with future payments of interest which may accrue on the 10% Senior Secured Convertible Debentures or prospective anti-dilution events:

•	4,018,227 shares of Common Stock reserved for issuance with respect to the prospective issuance of Common Stock as payment of interest which may accrue on the principal balance of the 10% Senior Secured Convertible Debentures; and

•	10,047,776 shares of Common Stock issuable upon future dilution events, such amount equal to 30% of the shares issuable upon conversion of the 10% Senior Secured Convertible Debentures, the Series C Warrants and the Series D Warrants.

Finally, the resale registration statement includes an aggregate of 550,000 shares of Common Stock that the Company is contractually obligated to register on behalf of a selling security holder, Ali Azarvan (the “Azarvan Shares”).

Item D.29 of the Staff’s Manual of Publicly Available Telephone Interpretations recognizes that in determining whether an offering styled a secondary one is really on behalf of the issuer, consideration should be given to “how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We respectfully submit that these factors further to each of the categories of securities demonstrate that the selling stockholders will be engaged in secondary resales, are not and were not acting as underwriters, and that the issuer is not undertaking an indirect “at market” primary offering.

(a) How long the selling shareholders have held the shares.

Of the 49,614,232 shares covered by this registration statement, 33,492,589 shares relate to securities purchased for cash on May 26, 2006 in connection with the Debenture Private Placement and 1,505,640 shares relate to warrants issued to Midtown Partners & Co., LLC, as commissions paid in connection with the Debenture Private Placement. An additional 14,066,003 shares relate to prospective issuances of common stock directly related to the securities purchased in connection with the Debenture Private Placement. Once the securities were issued in connection with the Debenture Private Placement, the investors had no mechanism to redeem, put, or otherwise require the Registrant to repurchase the securities. The investors’ decision to purchase the shares was irrevocable. There were only contractual registration rights.

Please refer to our response to comment 2 below for a discussion regarding Ali Azarvan’s acquisition of the 550,000 shares being registered for resale by Mr. Azarvan.

(b) Circumstances under which selling shareholders received the shares.

The securities issued in connection with the Debenture Private Placement were purchased by investors for cash at a fixed price. Each investor represented to the Registrant that it was acquiring the securities for its own account, not as nominee or agent, and not with a view to resale or distribution. Each investor is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and represented to the Registrant in writing as to the financial sophistication of such investor and that such investor is acquiring the shares for its own account and not with a view to resale. Also, a significant number of investors in the Debenture Private Placement are institutional investors.

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United States Securities and Exchange Commission

August 10, 2006

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.”

In contrast to some PIPE transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, pursuant to the terms of registration rights agreements executed in connection with the Debenture Private Placement, the registration statement was filed on June 26, 2006, approximately one month following the closing of the Debenture Private Placement. Since the closing of the Debenture Private Placement, the price of the Registrant’s common stock has fluctuated from $0.63 on May 26, 2006 to $0.28 on August 8, 2006.

In “at the market offerings,” the investor which frequently enters into such arrangements typically agrees to purchase securities based on a formula, such as VWAP, is able to and does resell such securities immediately and there are put and call provisions. Rather than constituting an at the market equity offering, the Registrant’s transaction consisted of a private placement in which the Registrant raised $4,942,000. The securities acquired in the private placement were acquired irrevocably at closing on May 26, 2006 and at a fixed price of $.35 per unit (comprised of the 10% Senior Secured Convertible Debentures, Series C Warrants, and Series D Warrants). All of the holders of those securities have been subject to market risk since May 26, 2006. The registration rights agreement executed in connection with the Debenture Private Placement provides for the resale registration statement to be filed approximately 30 days following the completion of the transaction, and to be declared effective within four months after the closing. In this transaction there is significant market risk for the securityholders, which is markedly different from the risk of an underwriter in an indirect primary offering. There is no formula, no average trading price, no VWAP, and no ability to resell the securities immediately which is typical in “at the market” equity offerings.

(c) The relationship of the selling shareholders to the issuer.

Except for the following exceptions, none of the 46 selling shareholders had any prior relationship to the Registrant.

•	Shawn Tolan, who invested $25,000, is the brother of James Tolan; James Tolan is an officer and member of the Board of Directors of the Registrant.

•	18 investors in the Debenture Private Placement had previously purchased securities from the Registrant in June 2005 in a private placement by the Registrant of its Series A Convertible Preferred Stock, Series A Common Stock Purchase Warrants, and Series B Common Stock Purchase Warrants. None of these investors beneficially own more than 4.99% of the Registrant’s registered class of common stock, serve on the board of directors of the Registrant or serve as an officer of the Registrant, or have the right to appoint a person to serve on the board of directors of the Registrant. Other than each such investor’s ownership interest in the Registrant and related registration rights, each such investor does not have a material relationship with the Registrant.

•	We note that Midtown Partners & Co., LLC did not invest in the private placement. It received its warrants exercisable for the purchase of 1,505,640 shares as consideration for services rendered as placement agent in connection with the Debenture Private Placement, which shares are included in the registration statement. Midtown Partners & Co., LLC also acted as Telzuit’s placement agent in connection with its Series A Convertible Preferred Stock offering in May 2005, and, at that time, also received warrants as consideration for services previously rendered as placement agent in connection with the Registrant’s Series A Convertible Preferred Stock offering in May 2005. The warrants issued to Midtown Partners & Co., LLC in connection with the Series A Convertible Preferred Stock Offering are not included in this registration statement. In addition, Chris Phillips, an affiliate of Midtown Partners & Co., LLC, also serves on the Board of Directors of the Registrant. There are no voting agreements or contractual rights guarantying that Chris Phillips or Midtown Partners & Co., LLC has a right to a seat on the Board of Directors.

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United States Securities and Exchange Commission

August 10, 2006

All of these investors purchased securities in the Debenture Private Placement on the same terms and subject to the same conditions as the other investors, who had no prior relationship with the Registrant.

(d) The amount of shares involved.

Exclusive of the 14,066,003 shares related to prospective events, such as anti-dilution or payment of interest with common shares, the remaining 35,548,229 shares covered by this registration statement represent, on a fully diluted basis, approximately 36% of the Registrant’s capitalization. While this is a substantial portion of the Registrant’s capital stock, the valuation of the Registrant in the private placement was based on the valuation of the issuer as a development stage company with no historical revenues. Although the relatively low valuation of the Registrant, combined with the need to raise additional capital in the private placement to fulfill the development and marketing of its products, resulted in the issuance of a substantial number of shares of common stock, it does not change the character of the private placement, or impact the status of the investors in the private placement as investors purchasing the securities for their own account and not with a view for resale or distribution.

(e) Whether the sellers are in the business of underwriting securities.

Of the 44 investors in the Debenture Private Placement, three have identified themselves as affiliates of registered broker-dealers. Please see our response to comment 7 below for additional discussion regarding the three investors that have identified themselves as affiliates of a broker-dealer. All of the securities registered for resale by Midtown Partners & Co., LLC, a registered broker-dealer, were received as consideration for its services as placement agents in the private placement. None of the other selling shareholders are in the business of underwriting securities.

(f) Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Debenture Private Placement was negotiated at arm’s length terms with investors. Other than prior beneficial ownership of the registered class of less than 4.99% and the other relationships referenced above, the 44 investors in the private placement had no prior relationship with the Registrant.

The resale registration statement was filed more than one month following the date of the investors’ irrevocable investment decision to purchase the shares from the Registrant at a fixed price, and all of the investors have been and continue to be at market risk. The selling stockholders are not participating in an “at the market offering” because the private placement was not structured as an “at the market offering”, in which broker-dealers typically agree to purchase securities based on a formula and are able to resell such securities immediately.

Based on the foregoing, we respectfully submit that the registration for resale qualifies as a secondary offering rather than an indirect primary offering, and is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.	Please confirm that the 550,000 shares registered on behalf of Ali Azarvan have been issued. If not, please provide us the relevant contracts.

The 550,000 shares being registered on behalf of Ali Azarvan have not been previously issued. In June 2006, ANA Enterprises, LLC (“ANA”) agreed to provide services to the Registrant, in exchange for the Registrant agreeing to issue 550,000 shares of its common stock to ANA (the “Consulting Shares”). The Registrant also agreed to register the Consulting Shares on its next registration statement. In April 2006, Ali Azarvan transferred 500,000 shares of the Registrant’s common stock (the “Exchanged Shares”) to ANA, in exchange for ANA assigning its right to receive the Consulting Shares and related piggy-back registration rights. We have enclosed for your review documentation related to this transaction. The Exchanged Shares were originally issued in connection with the reverse acquisition that occurred in May 2005. The Exchanged Shares were registered for resale pursuant to Telzuit’s SB-2 Registration Statement (Registration No. 333-130029).

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United States Securities and Exchange Commission

August 10, 2006

Prospectus Summary, page 7

3.	We note your statement in the Form 8-K that broker-dealers were paid aggregate cash commissions equal to $444,778.65. Please expand your disclosure to briefly describe and quantify all the fees and commissions paid in connection with the debenture offering and identify the individuals or entities that received these fees and commissions.

We have disclosed in the Prospectus Summary the aggregate cash and non-cash commissions paid by the Registrant in connection with its recently completed debenture offering. We have also identified each individual or entity paid cash or non-cash commissions by the Registrant. In addition, please note that we have amended our Form 8-K originally filed on May 31, 2006 to correct the number of warrants issued by the Registrant in connection with the debenture offering. The revised disclosure in the Prospectus Summary reads as follows:

Midtown Partners & Co., LLC (“Midtown Partners”), an SEC and NASD registered broker dealer, acted as the lead placement agent for the Company in connection with the Debenture Offering. In connection with the Debenture Offering, the Company paid: (a) Midtown Partners cash commissions of $416,878.65, (b) Midsouth Capital, Inc., an SEC and NASD registered broker dealer, cash commission of $18,900, and (c) Greenwood Partners, L.P., an SEC and NASD registered broker dealer, cash commission of $9,000. The total cash commissions paid by the Company to broker-dealers in connection with the Debenture Offering equaled $444,778.65. In addition, Midtown Partners, as lead placement agent, received (a) common stock purchase warrants entitling Midtown Partners to purchase, in the aggregate, 1,407,100 shares of the Company’s Common Stock at an exercise price of $0.35 per share; and (d) common stock purchase warrants entitling Midtown Partners to purchase, in the aggregate, 98,540 shares of the Company’s Common Stock at an exercise price of $0.01 per share.

Selling Stockholders, page 21

4.	Please revise the selling stockholder table to provide the total amount for each column.

We have revised the selling stockholder table to provide the total amount for each column, as requested.

5.	Please identify the natural person holding voting and dispositive power over the shares held by Midtown Partners & Co., LLC.

Note (49) to the table of selling stockholders has been revised. It reads as follows:

(49)	Securities beneficially owned prior to the offering include (a) 1,505,640 warrant shares underlying common stock purchase warrants issued as commissions paid in connection with the Debenture Financing completed on May 23, 2006; (b) 88,559 shares of common stock underlying Series BD Warrants; and (c) 23,134 shares of common stock underlying Series BD-B Warrants. The natural person who has voting and dispositive power for the shares held by Midtown Partners & Co., LLC is Bruce Jordan. Mr. Jordan disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein

6.	We note that your potential selling shareholders may be non-natural persons. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

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United States Securities and Exchange Commission

August 10, 2006

Registered Broker-Dealers

The following selling shareholder is a registered broker dealer: Midtown Partners & Co., LLC. Midtown Partners & Co., LLC did not invest in the private placement. It received warrants exercisable for the purchase of, in the aggregate, 1,505,640 shares of common stock as consideration for services rendered as placement agent in connection with the Debenture Private Placement, which shares are included in the registration statement on Form SB-2. Midtown Partners & Co., LLC also acted as Telzuit’s placement agent in connection with its Series A Convertible Preferred Stock offering in May 2005. At that time, Midtown Partners & Co., LLC also received warrants as consideration for services rendered as placement agent in connection with the Series A Convertible Preferred Stock Offering. Those warrants are not included in this registration statement.

Affiliates of Broker-Dealers

The following selling shareholders have identified themselves as affiliates of broker-dealers: (1) Brio Capital, L.P.; (2) Icon Capital Partners, L.P; and (3) Daniel Schiavone. Please refer to the response to comment 7 below for additional information regarding these selling shareholders.

7.	If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We respectfully submit that resales of the securities by (1) Brio Capital, L.P. (“Brio”), (2) Icon Capital Partners, L.P. (“Icon”) and (3) Daniel Schiavone (“Schiavone”), each affiliates of broker-dealers, are appropriately characterized as secondary sales under Rule 415(a)(1)(i) and do not constitute an indirect primary offering, as demonstrated by the following analysis of the factors set forth in comment 7 above:

a. How long the selling shareholders have held the securities. Brio, Icon, and Schiavone purchased securities for cash on May 26, 2006 in connection with the Registrant’s Debenture Private Placement. Once the securities were issued in connection with the Debenture Private Placement, the investors, including Brio, Icon, and Schiavone, had no mechanism to redeem, put, or otherwise require the Registrant to repurchase the securities. The decision to purchase the shares was irrevocable, and each of Brio, Icon, and Schiavone have only contractual registration rights.

b. Circumstances under which the selling shareholders received the securities. The securities issued in connection with the Debenture Private Placement were purchased by Brio, Icon, and Schiavone, for cash at a fixed price. Each of Brio, Icon, and Schiavone are “accredited” investors, as that term is defined under Rule 501 of Regulation D of the Securities Act of 1933. The investors purchased the securities irrevocably at closing on May 26, 2006 at a fixed price of $.35 per unit (comprised of the 10% Senior Secured Convertible Debentures, Series C Warrants and Series D Warrants), and have been at market risk since the closing on May 26, 2006. Unlike an

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

August 10, 2006

underwriter in a typical indirect primary offering, the Company has not granted to Brio, Icon and Schiavone any protections or guarantees to guard against market fluctuations. In addition, each of Brio, Icon and Schiavone have certified that there was no agreement or understanding, directly or indirectly, with any person to distribute the securities they acquired.

c. Selling shareholders’ relationship to the issuer. Neither Brio, Icon or Schiavone had any relationship with the Registrant prior to the Debenture Private Placement.

d. Amount of securities involved. The total amount raised by the Company in connection with the Debenture Private Placement was $4,941,985. In the Debenture Private Placement, Brio invested $75,000 (or 1.5% of the total amount raised), Icon invested $50,000 (or 1.0% of the total amount raised), and Schiavone invested $10,000 (or 0.2% of the total amount raised). Exclusive of any shares related to the prospective issuance of common stock upon anti-dilution events or as prospective issuances as payment of interest which may accrue on the 10% Senior Secured Convertible Debentures, there are (i) 428,572 shares of common stock being registered for resale by Brio, which represent approximately 1.27% percent of the Company’s issued and outstanding common stock (based on 33,192,014 shares issued and outstanding as of June 12, 2006); (ii) 285,716 shares of common stock being registered for resale by Icon, which represent less than one percent of the Registrant’s issued and outstanding common stock (based on 33,192,014 shares issued and outstanding as of June 12, 2005); and (iii) 57,144 shares of common stock being registered for resale by Schiavone, which represent less than one percent of the Registrant’s issued and outstanding common stock (based on 33,192,014 shares issued and outstanding as of June 12, 2005)

e. Whether the selling shareholders are in the business of underwriting securities. Each of Brio, Icon and Schiavone have certified to the Registrant as follows: (i) the securities were purchased in the ordinary course of business; and (ii) at the time of the purchase of the securities, there was no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Brio Capital, L.P.

Shaye Hirsch, the general partner of Brio Capital, L.P., is also affiliated with Pond Securities Corp. (“Pond Securities”). Brio has confirmed that as part of its ordinary course of business, it invests in private and public companies for the purpose holding the stock for appreciation in the value. Pond Securities has previously acted as a placement agent in private transactions, but has certified to us that it has not acted as an underwriter in a primary public offering. Pond Securities has no connection, directly or indirectly, with the Registrant’s Debenture Private Placement.

Icon Capital Partners, L.P.

Icon is affiliated with Midsouth Capital, Inc., a registered broker-dealer. Specifically, Adam Caribi, the general partner of Icon, is a registered representative of Midsouth Capital, Inc. Mr. Caribi is not an owner, officer or director of Midsouth Capital, Inc. Icon has confirmed that as part of its ordinary course of business, it invests in private and public companies for the purpose holding the stock for appreciation in the value. Neither Icon nor Midsouth Capital, Inc. is currently in the business of underwriting securities. Midsouth Capital, Inc., acted as a placement agent in connection with the Debenture Private Placement, raised 210,000 (of which $50,000 represented Icon’s investment), and was paid aggregate commissions of $18,900. Other than the foregoing, Midsouth Capital, Inc had no other connection, directly or indirectly, with the Registrant’s Debenture Private Placement or the Company.

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United States Securities and Exchange Commission

August 10, 2006

Daniel Schiavone

Schiavone is affiliated with WRP Investments, Inc., a registered broker-dealer. Schiavone has confirmed that as part of its ordinary course of business, it invests in private and public companies for the purpose holding the stock for appreciation in the value. Neither Daniel Schiavone nor WRP Investments, Inc. are currently in the business of underwriting securities. WRP Investments, Inc. had no connection, directly or indirectly, with the Registrant’s Debenture Private Placement.

f. Whether, under all the circumstances, it appears that the selling shareholders are acting as a conduit for the Registrant.

The Debenture Private Placement was negotiated at arm’s length terms with all of the investors, including Brio, Icon and Schiavone. Other than their beneficial ownership of less than 4.99% of the Registrant’s securities, neither Brio, Icon or Schiavone had any prior relationship with the Registrant. Each of Brio, Icon and Schiavone purchased the securities in the ordinary course of business, and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Although Brio is affiliated with a broker-dealer currently engaged in the business of underwriting securities, the affiliate did not purchase securities in the Debenture Private Placement and has no relationship with the Registrant.

Based on the foregoing, we respectfully submit that the resale of securities by Brio, Icon and Schiavone is not an indirect primary offering. We have added language to the prospectus to clearly state that each of Brio and Icon (i) purchased the securities in the ordinary course of business; and (ii) at the time of the purchase of the securities to be resold, neither Brio nor Icon had any agreements or understandings, directly or indirectly, with any person to distribute the securities. The revised language appears in notes 5, 8 and 24 to the table of selling security holders.

Reports to Security Holders, page 51

8.	Please revise to omit the reference to 450 Fifth Street, N.W. The Public Reference Room is located in Room 1580, 100 F. Street, N.E., Washington, D.C. 20549

The section titled “Reports to Security Holders” has been revised. It reads as follows:

Reports to Security Holders

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Copies of the reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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United States Securities and Exchange Commission

August 10, 2006

Part II. Information Not Required in Prospectus

Undertakings, page II-5

9.	Please update this section to include the new undertakings that went into effect December 1, 2005. We refer to Item 512(g)(2) of Regulation S-B.

This section has been revised to include the following language, per Item 512(g)(2) of Regulation S-B:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than the registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Exhibits

10.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

All required exhibits to the Registration Statement have been filed with the Pre-Effective Amendment No. 1 filed with the SEC on August 10, 2006. A copy of our legal opinion is also enclosed for your review.

In addition to the foregoing revisions, please note that we have also revised the Registration Statement on Form SB-2 to include updated information, including disclosure regarding the departure and appointment of executive officers and a change in the Registrant’s independent registered public accounting firm. We have also incorporated other miscellaneous, non-material changes.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Warren D. Stowell
Warren D. Stowell
President and Chief Executive Officer

Enclosures

cc: Bush Ross, P.A.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222